Exhibit 99.(a)(1)(D)

Synopsys

Front End

Mellon Investor Services

85 Challenger Road

Overpeck Centre

Ridgefield Park, NJ 07660

100 Greeting

“Thank you for calling Mellon Investor Services regarding the Synopsys Discounted Option Amendment Program. Effective March 23rd, 2007, Synopsys is offering eligible employees the opportunity to participate in the Discounted Option Exchange Program as described in the notice to eligible optionees you received via mail or email. Your decision to participate in the Program must be received by 11:59 p.m. Pacific Daylight Time on May 3, 2007.

” (23300)

Response	Action
200 Transfer to CSR

200 Transfer to CSR

“Please hold while your call is transferred to the next available customer service representative. For your protection and to ensure quality, all telephone calls are recorded.”

Response	Action
Transfer to CSR